Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2006 and 2005 is as follows (in thousands, except per unit amounts):

	Quarter Ended
2006	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$218,016	$204,658	$203,660	$192,336
Revenues from continuing Service Operations	47,927	22,474	9,718	10,006

Net income available for common unitholders	$55,055	$67,970	$24,068	$12,706
Basic income per common unit	$0.37	$0.46	$0.16	$0.09
Diluted income per common unit	$0.37	$0.45	$0.16	$0.09
Weighted average common units	147,504	148,328	148,273	148,175
Weighted average common units and potential
dilutive common equivalents	149,020	150,947	149,364	149,265
Funds From Operations (1)	$112,674	$97,644	$86,729	$74,523

2005	December 31	September 30	June 30	March 31

Revenues from continuing Rental Operations	$175,686	$167,740	$167,803	$157,378
Revenues from continuing Service Operations	13,914	22,584	23,748	21,695
Net income available for common unitholders	33,120	233,689	44,269	28,161
Basic income per common unit	$0.22	$1.50	$0.28	$0.18
Diluted income per common unit	$0.22	$1.48	$0.28	$0.18
Weighted average common units	150,247	156,110	156,986	156,947
Weighted average common units and potential dilutive common equivalents	151,145	158,468	157,696	157,720
Funds From Operations (1)	$92,816	$95,478	$96,274	$89,742

(1)          Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating  performance measure of an equity real estate investment trust (“REIT”) like our General Partner. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”).  NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from  net income determined in accordance with United States generally accepted accounting principles (“GAAP”).  FFO is a non-GAAP financial measure developed by NAREIT to compare the operating performance of REITs.  The most comparable GAAP measure is net income (loss).  FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss)), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.